UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 9, 2021

GORES METROPOULOS II, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39907	85-2097088
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6260 Lookout Road Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

(303) 531-3100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one warrant	GMIIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	GMII	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	GMIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On November 9, 2021, Sonder Holdings Inc. (“Sonder”) released a press release announcing Sonder’s financial results for the three months ended September 30, 2021. A copy of the press release is attached hereto as Exhibit 99.1 and a copy of Sonder’s third quarter 2021 summary results are attached hereto as Exhibit 99.2. Both the press release and third quarter 2021 summary results are incorporated by reference herein.

Attached as Exhibit 99.3 and incorporated by reference herein is the investor presentation, dated November 9, 2021 that will be used by Gores Metropoulos II, Inc. (the “Company”) and Sonder with respect to Sonder’s business combination with the Company (the “Business Combination”).

Additional Information about the Transactions and Where to Find It

Additional information about the proposed Business Combination among Sonder, the Company and certain subsidiaries of the Company, including a copy of Amendment No. 1 to the Merger Agreement provided in a Current Report on Form 8-K filed by the Company with the SEC on October 28, 2021 and a copy of the Merger Agreement provided in a Current Report on Form 8-K filed by the Company with the SEC on April 30, 2021, which are available at www.sec.gov. In connection with the proposed Business Combination, the Company filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to the Company’s securities to be issued in connection with the proposed Business Combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed Business Combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company may also file other documents regarding the proposed Business Combination with the SEC. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to Company stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

The Company, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed Business Combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination by reading the Company’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth and cash flow (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s forecasted growth in units (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning the Company’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed Business Combination will generate returns for stockholders. These forward-looking statements are based on the Company’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this Current Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated October 27, 2021 (“Amendment No. 1”)) and the proposed Business Combination contemplated thereby; (b) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; (d) the inability to complete the private placement transactions in connection with the business combination as described in the Registration Statement; (e) the risk that the proposed Business Combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; (k) the inability of Sonder to enter into a definitive delayed draw note purchase agreement; and (l) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by the Company from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither the Company nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report. Additional risks and uncertainties are identified and discussed in the Company’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This Current Report relates to a proposed Business Combination between the Company and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Press Release issued by Sonder Holdings Inc. on November 9, 2021.

99.2	Third Quarter 2021 Summary Results of Sonder Holdings Inc., dated November 9, 2021.

99.3	Investor Presentation of Sonder Holdings Inc., dated November 9, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Metropoulos II, Inc.

Date: November 9, 2021	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

Exhibit 99.1

Sonder Holdings Inc. Reports Record Revenue for Q3 and Raises FY 2021 Revenue and Adjusted EBITDA Outlook

Record Q3 2021 Revenue of $67.5M, Up 155% YoY

$126 Revenue per Available Room, Up 64% YoY and 26% vs. Q2 2021

Raises Outlook for FY 2021 Total Revenue to $200M - $205M vs. prior Outlook of $180M - $190M

San Francisco, CA – November 9, 2021 – Sonder Holdings Inc. (“Sonder” or the “Company”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, today announced financial results for the three months ended September 30, 2021.

“We had another stellar quarter, setting a new company record for quarterly revenue and year-over-year growth with leisure travel demand surging in both our international and domestic markets. Labor Day weekend 2021 generated our highest demand of any holiday since President’s Day weekend 2020 with our Revenue per Available Room (“RevPAR”) reaching $160, approximately 97% of 2019 Labor Day weekend levels. We’re aggressively growing our global portfolio to meet this demand and are on track to surpass 18,000 Live and Contracted Units by the end of the year. Our compelling value proposition for real estate partners continues to propel our growth as we successfully secure exceptional properties at attractive economics. Recent highlights include opening our first hotel in France, the Sonder Atala, which is steps from the Champs-Élysées, expanding in coveted neighborhoods in Mexico City and Dubai, and continuing to grow our footprint in the United States,” said Francis Davidson, Co-Founder and CEO of Sonder.

“The innovation flywheel continued to accelerate in Q3 as well. We launched a redesigned guest app bringing all stay information and services onto a single screen, and continued to build out the operating system for hospitality which we believe will translate into a better guest experience and superior economics. We also unveiled a flexible work-choice model, providing our people with the freedom to work in a way that suits them best so that we can stay focused on delivering results,” continued Davidson.

Sanjay Banker, President and CFO of Sonder, said: “Travel is rebounding sharply across our 38 live global markets with RevPAR at 83% of Q3 2019 (pre-pandemic) levels and occupancy rates near 70 percent. We saw robust Average Daily Rates (“ADR”) of $184 for the quarter, driven primarily by a combination of demand acceleration and our sales and marketing efforts. Additionally, our live portfolio continues to expand and drive more bookable nights. Given these strong leading indicators combined with our sustained revenue outperformance year-to-date, we’re once again raising our total revenue outlook for full year 2021, and also raising our Adjusted EBITDA outlook for full year 2021.”

Third Quarter 2021 Financial Results

•	Total Revenue of $67.5 million, a 155% year-over-year increase and a 43% increase over Q2 2021

•	$184 ADR, a 79% year-over-year increase and a 25% increase over Q2 2021

•	$126 RevPAR, a 64% year-over-year increase and a 26% increase over Q2 2021

•	17% RevPAR outperformance versus traditional hotels (upper upscale hotels in cities where Sonder operates), up from a 5% discount to traditional hotels in Q3 2019 (normalized for pre-pandemic)

•

Continued strong Occupancy Rate of 68%, 600 bps below Q3 2020 in which we saw elevated occupancy due to significant ADR discounting during the height of the COVID-19 pandemic, and consistent with Q2 2021 levels

•	535,603 Bookable Nights, a 55% year-over-year increase and a 13% increase over Q2 2021

•	Property Level Loss of approximately $4 million, an improvement of nearly $3 million year-over-year and over $8 million compared to Q2 2021

Third Quarter 2021 Corporate Highlights

•	Approximately 6,300 Live Units and over 16,000 total Live and Contracted Units as of September 30, 2021

•	Announced incremental investment of ~$330 million and resulting total capital of ~$530 million provides for a fully funded business plan, in addition to trust proceeds of up to $450 million

•

Continued to build a world class board of directors: named Frits van Paasschen, current member of the Board and former President and CEO of Starwood Hotels, as Lead Independent Director; appointed Janice L. Sears, former Bank of America executive, as a Director and Audit Committee Chair; and appointed Gilda Perez-Alvarado, Global CEO of the Hotels & Hospitality Group at JLL, as a Director

•

Launched operations in France with the Sonder Atala, a 48-unit property located steps from the iconic Champs-Elysées in Paris, and recently contracted an additional 25-unit property in the eclectic and trendy 17th arrondissement

•	Expanded footprint in Mexico City, contracting over 600 additional units across eight properties, concentrated primarily in the Condesa and Roma neighborhoods

•	Increased Middle East presence with the opening of two new high-rise towers comprising over 300 units in downtown Dubai with views of the Burj Khalifa

•	Continued proactive focus on ESG, including through the adoption of new policies affirming our zero tolerance approach to modern slavery and human trafficking

Financial Outlook

Sonder is raising its outlook for its full year ending December 31, 2021 as follows:

•

Total Revenue between $200 and $205 million, increasing initial outlook (as of April 30, 2021) by 17% at the midpoint of the range and revised outlook (as of August 10, 2021) by 9.5% at the midpoint of the range, and implying 2021 total annual revenue growth of 75% at the midpoint of the range

•	Adjusted EBITDA loss better than $240 million, increasing initial outlook by 17% from prior outlook of Adjusted EBITDA loss of $290 million

•	All references to Adjusted EBITDA in this document are based on our revised methodology as of September 2021.

•

Adjusted EBITDA methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received) and Non-GAAP Other Operating Expenses included the benefit of Capex Allowance in the period in which it was received.

•	Adjusted EBITDA now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease.

Financial Summary and Operating Results

Metric	Q3 2021	Q3 2020	Δ YoY
Revenue (000s)	$67,454	$26,471	155%
Net Loss (000s)	$(64,584)	$(55,514)	(16)%

Live Units	6,300	3,900	62%
Total Portfolio	16,200	10,400	56%
Bookable Nights	535,603	345,989	55%
Occupied Nights	365,979	257,279	42%
Occupancy Rate	68%	74%	(8)%
Average Daily Rate (ADR)	$184	$103	79%
Revenue per Available Room (RevPAR)	$126	$77	64%

Property Level Profit (Loss) (000s)	$(4,381)	$(7,071)	38%
Property Level Profit (Loss) Margin	(6)%	(27)%	21%
Adj. EBITDA (000s)	$(47,471)	$(41,900)	(13)%
Adj. EBITDA Margin	(70)%	(158)%	88%

GAAP Rent to Landlord Payments Adjustment	$5,706	$(5,693)	NM
CapEx Allowance Realized	$1,915	—	NM

Sonder’s Third Quarter 2021 Summary Results presentation is available at: sonder.com/investors.

Combination with Gores Metropoulos II

As previously announced on April 30, 2021, Sonder entered into an agreement to combine with Gores Metropoulos II, Inc. (“GMII”) (Nasdaq: GMII, GMIIW and GMIIU), a special purpose acquisition company sponsored by affiliates of The Gores Group, LLC and Metropoulos & Co. (the “Merger Agreement”). As part of the transaction, Sonder and GMII raised a $200 million fully committed PIPE (the “Existing PIPE”), led by an affiliate of The Gores Group, with participation from sophisticated institutional investors, including Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Atreides Management, LP, entities affiliated with Moore Capital Management, Principal Global Investors, LLC, and Senator Investment Group.

The transaction was amended on October 27, 2021. The amended terms revise the combined company’s pro forma enterprise value to $1.925 billion. As part of the proposed business combination, the Company will receive approximately $110 million in incremental capital from affiliates of Gores Metropoulos II and other leading investors including Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Atreides Management, LP, and Senator Investment Group pursuant to new PIPE transactions (the “New PIPEs”), in addition to the $200 million Existing PIPE, which continues to be led by affiliates of Gores Metropoulos II, with participation from top-tier institutional investors including Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Atreides Management, LP, funds and accounts managed by Principal Global Investors, LLC, and Senator Investment Group. Additionally, the Company has put in place a non-binding term sheet for Delayed Draw Notes of $220 million with existing PIPE investors, to be available following closing of the proposed business combination. Subject to any redemptions by the public stockholders of Gores Metropoulos II and the payment of transaction expenses at the closing, the $200 million in Existing PIPE proceeds and approximately $110 million in proceeds from the New PIPEs will be used together with up to $450 million in cash in Gores Metropoulos II’s trust account and Delayed Draw Notes of $220 million to fund operations and support new and existing growth initiatives.

The proposed business combination remains on track to close in the second half of 2021, subject to approval by Gores Metropoulos II’s stockholders and other customary closing conditions.

Additionally, the parties agreed to extend the Merger Agreement end date from October 28, 2021 to January 31, 2022 after which Gores Metropoulos II and Sonder would have the right to terminate the Merger Agreement if the proposed business combination has not been consummated by January 31, 2022.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 35 markets spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

About Gores Metropoulos II, Inc.

Gores Metropoulos II, Inc. (“GMII”) (Nasdaq: GMIIU, GMII and GMIIW) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Metropoulos & Co. whose Principals are Dean, Evan and Daren Metropoulos. GMII was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mr. Gores and Mr. Metropoulos together have more than 65 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services. Over the course of their careers, Mr. Gores and Mr. Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy. For more information, please visit www.gores.com.

Sonder’s Use of Non-GAAP Financial Measures

Sonder supplements its consolidated financial statements presented in accordance with generally accepted accounting principles in the United States (“GAAP”), by providing additional financial measures that are not prepared in accordance with GAAP, including Property Level Costs, Property Level Profit (Loss) and Adjusted EBITDA. Sonder believes that the disclosure of these non-GAAP financial measures provides investors with additional information that reflects the amounts and financial basis upon which Sonder’s management assesses and operates its business. Sonder’s definition may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. These non-GAAP financial measures should not be viewed in isolation or as a substitute for, or superior to, measures prepared in accordance with GAAP.

Key Terms

Sonder’s Total Portfolio represents Live Units plus Contracted Units. This includes any unit that has a signed real estate contract, regardless of whether or not the unit is available for guests to book. This excludes any units that have been exited (i.e., the lease was terminated or allowed to expire). Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes pre-negotiated abatement) and is able to generate revenue from these units. Contracted Units are units for which Sonder has signed real estate contracts, but are not yet available for guests to book. Sonder is not yet able to generate revenue from these units.

Sonder defines Occupancy Rate (“OR”) as Occupied Nights divided by Bookable Nights, expressed as a percentage. Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures of greater than 30 nights. Occupied Nights represents the total number of nights occupied across all Live Units.

Revenue Per Available Room (“RevPAR”) represents the average revenue earned per available night, and is calculated either by dividing revenue by Bookable Nights, or by multiplying Average Daily Rate by Occupancy Rate. Average Daily Rate (“ADR”) represents the average revenue earned per night occupied and is calculated as revenue divided by Occupied Nights.

All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease.

Property Level Profit (Loss) (“PLP” or “PLL”) is defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (“PLC”) represent costs directly associated with guest-facing functions in each of Sonder’s buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs.

Adjusted EBITDA is defined as net loss excluding the impact of depreciation, stock-based compensation, COVID-19 pandemic related offboardings/other (costs associated with exiting units at the beginning of the COVID-19 pandemic).

Landlord Payments represent cash payments to real estate owners recognizing abatement at the time it is utilized (often at the commencement of a real estate contract), expressed in U.S. dollars. This recognizes the economic substance of the payment to real estate owners as reflected in the real estate contract (e.g., if Sonder’s Takeover Date, the date on which Sonder receives the keys and is able to begin opening the building, was January 1, 2019 and it had three months of abatement at the beginning of the real estate contract, the Landlord Payments for the building in the first quarter of 2019 would be $0). The Takeover Date represents the date on which Sonder receives the keys and is able to begin onboarding a building (e.g., moving in furniture, staging / photographing units for listing).

GAAP rent to Landlord Payment adjustment represents the adjustment to translate rent to Landlord Payments, expressed in U.S. dollars. GAAP rent straight lines abatement and future escalation payments over the duration of the real estate contract. In contrast, Landlord Payments recognizes abatement from real estate owners at the time abatement is utilized (often at the commencement of a real estate contract), and future escalation payments at the time they actually occur, in an effort to most accurately reflect the timing of cash outflows for rent.

Additional Information and Where to Find It

Additional information about the proposed business combination, including a copy of Amendment No. 1 to the Merger Agreement provided in a Current Report on Form 8-K filed by GMII with the SEC on October 28, 2021, a copy of the Merger Agreement provided in a Current Report on Form 8-K filed by GMII with the SEC on April 30, 2021, and a copy of an updated investor presentation provided in a Current Report on Form 8-K filed by GMII with the SEC on November 9, 2021, is available at www.sec.gov. In connection with the proposed business combination, GMII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to GMII’s securities to be issued in connection with the proposed business combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GMII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GMII may also file other documents regarding the proposed business combination with the SEC. GMII stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed business combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GMII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. GMII investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, GMII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GMII, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of GMII stockholders in connection with the proposed business combination. GMII stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading GMII’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s growth in total unit portfolio (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning GMII’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, available financing including the PIPE transactions and the Delayed Draw Notes, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on GMII’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GMII’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Sonder’s full year Total Revenue and Adjusted EBITDA at year end may differ materially from the outlook above, which is not a comprehensive statement of Sonder’s financial results. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by Amendment No. 1) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of GMII or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE transactions; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; (k) the inability of Sonder to enter into definitive documentation with respect to the Delayed Draw Notes prior to closing, and (l) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by GMII from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither GMII nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GMII’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between GMII and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CONTACTS

For Sonder:

Media Contacts

press@sonder.com

Investor Contacts

Chris Mammone, The Blueshirt Group

ir@sonder.com

For The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

OR

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com

SONDER HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except number of shares information)

(unaudited)

	Three Months Ended September 30,
	2021	2020
Revenue	$67,454	$26,471
Cost of revenue (excluding depreciation and amortization)	52,402	24,508
Operations and support	36,592	29,227
General and administrative	21,694	17,972
Research and development	5,443	3,853
Sales and marketing	6,724	3,108

Total costs and expenses	122,855	78,668
Loss from operations	(55,401)	(52,197)
Interest expense, net and other (income) expense, net
Interest expense, net	13,279	1,658
Other (income) expense, net	(4,229)	1,648

Total interest expense, net and other (income) expense, net	9,050	3,306

Loss before income taxes	(64,451)	(55,503)

Provision for income taxes	133	11

Net loss	$(64,584)	$(55,514)

Net loss per share, basic and diluted	$(7.77)	$(8.74)

Weighted average shares outstanding of common stock, basic and diluted	8,310,373	6,354,980

Other comprehensive loss:
Net loss	$(64,584)	$(55,514)
Change in foreign currency translation adjustment	(1,120)	1,777

Comprehensive loss	$(65,704)	$(53,737)

SONDER HOLDINGS INC. AND SUBSIDIARIES

RECONCILIATION OF LOSS FROM OPERATIONS TO PROPERTY LEVEL LOSS

(In thousands)

(unaudited)

	Three Months Ended September 30,
	2021	2020
Loss from operations	$(55,401)	$(52,197)
Add: Operations and support	36,592	29,227
General and administrative	21,694	17,972
Research and development	5,443	3,853
Sales and marketing	6,724	3,108
Less: Property Level Costs
Channel fees included in sales and marketing	(4,638)	(1,272)
Customer service, laundry/consumables, maintenance and utilities and insurance included in operations and support	(14,795)	(7,762)

Property Level Loss	$(4,381)	$(7,071)

Property Level Loss Margin	(6.5%)	(26.7%)
GAAP rent to Landlord Payments adjustment	$5,706	$(5,693)

SONDER HOLDINGS INC. AND SUBSIDIARIES

RECONCILIATION OF NET LOSS TO EBITDA AND ADJUSTED EBITDA

(In thousands)

(unaudited)

	Three Months Ended September 30,
	2021	2020
Net loss	$(64,584)	$(55,514)
Interest expense, net	13,279	1,658
Provision for income taxes	133	11
Depreciation and amortization	4,357	4,269

EBITDA	$(46,815)	$(49,576)

Stock-based compensation	3,573	1,020
Other (income) expense, net	(4,229)	1,648
COVID-19 related offboardings	—	5,008

Adjusted EBITDA	$(47,471)	$(41,900)

GAAP rent to Landlord Payments adjustment	$5,706	$(5,693)
FF&E allowance realized	$1,915	$—

Exhibit 99.2

Third Quarter 2021 Summary Results November 9, 2021 Hotel Atala, Paris Opened in August 2021

Disclaimer

This presentation (the "Presentation") is being made in connection with a potential transaction (the "Business Combination") between Sonder Holdings Inc. ("Sonder") and Gores Metropoulos II, Inc. ("GM II").

No Offer or Solicitation
This Presentation is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities in any jurisdiction, nor is it a solicitation of any vote relating to the potential Business Combination or otherwise in any jurisdiction.

No Representations and Warranties
This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential investment in GM II relating to the potential Business Combination and for no other purpose. Sonder and GM II assume no obligation to update or keep current the information contained in this Presentation, to remove any outdated information or to expressly mark it as being outdated. No securities commission or securities regulatory authority or other regulatory body or authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, any of the information contained in this Presentation.

This Presentation does not purport to contain all of the information that may be required to evaluate an investment relating to the potential Business Combination, and any recipient should conduct its own independent analysis of Sonder and GM II and the data contained or referred to in this Presentation.

You should not construe the contents of this Presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial and other matters contained herein.

No representation or warranty, express or implied, is or will be given by Sonder or GM II or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation (including as to the accuracy or reasonableness of statements, estimates, targets, projections, assumptions or judgments) or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the potential Business Combination. Accordingly, none of Sonder, GM II or any of their respective affiliates, directors, officers, employees, or advisers or any other person shall be liable for any direct, indirect, or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this Presentation and any such liability is expressly disclaimed.

Forward-Looking Statements
This Presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about forecasted future financial and operating results, revenue growth, growth in total unit portfolio, plans, objectives, expectations and intentions with respect to future operations, products and services, planned openings, expected unit contractings; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Sonder's industry and market size, future opportunities for Sonder's business and its estimated future results and regarding the potential Business Combination, including implied enterprise value, the expected post-closing ownership structure, the ability to successfully complete the PIPE transactions and sale of Delayed Draw Notes, and the likelihood and ability of the parties to successfully consummate the potential Business Combination.

Such forward-looking statements are based upon the current beliefs and expectations of the management of each of Sonder and GM II and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of the parties.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings and other information are based on estimates and assumptions. The forward-looking statements are subject to various risks, uncertainties and other factors, many of which are beyond our control, including those described in the Risk Factors Summary in the Registration Statement. There may be additional risks that neither Sonder nor GM II currently know or that Sonder and GM II currently believe are immaterial that could also cause actual results of Sonder to differ from those contained in the forward-looking statements. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on Sonder's actual results. Consequently, there can be no assurance that the actual results or developments anticipated in this Presentation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sonder.

All information set forth herein speaks only as of the date hereof in the case of information about Sonder and GM II or the date of such information in the case of information from persons other than Sonder or GM II, and Sonder and GM II expressly disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this Presentation. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Note: Francis Davidson, Sonder's Founder and CEO, plans to sell a small portion of his shares to a PIPE investor in a private transaction wholly separate from the transactions contemplated hereby, the proceeds of which will be used to repay a portion of an outstanding loan issued by Sonder for the purpose of early exercise of stock options.

Forecast and Illustrative Scenarios
This Presentation contains information with respect to Sonder's projected results. This forecast is based on currently available information and Sonder estimates. Neither Sonder nor its independent auditors audited, reviewed, compiled, or performed any procedures with respect to either information for the purpose of its inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Sonder does not undertake any commitment to update or revise any such information, whether as a result of new information, future events or otherwise. The assumptions and estimates underlying the above-referenced information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. See "Forward-Looking Statements" above.

Industry and Market Data
The information contained herein also includes information provided by third parties. Any estimates or projections contained herein involve elements of subjective judgment and analysis that may or may not prove to be accurate. None of Sonder, GM II, their respective affiliates or any third parties that provide information to Sonder, GM II or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness or availability of any information or are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Sonder and GM II may have supplemented this information where necessary with information from discussions with Sonder's customers and Sonder's own internal estimates, taking into account publicly available information about other industry participants and Sonder's management's best view as to information that is not publicly available.

None of Sonder, GM II or their respective affiliates give any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. None of Sonder, GM II, their respective affiliates or any of their respective directors, officers, employees, members, partners, stockholders, or agents makes any representation or warranty with respect to the accuracy of such information.

Non-GAAP Financial Measures
This Presentation includes certain non-GAAP financial measures that Sonder's management uses to evaluate Sonder's operations, measure its performance and make strategic decisions. The non-GAAP financial measures used in this Presentation are Property Level Costs (PLC), Property Level Profit (Loss) (PLL or PLP) and Adjusted EBITDA.

All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic).

2

Disclaimer

Sonder and GM II believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Sonder's operating results in the same manner as Sonder management. However, such financial measures are not calculated in accordance with GAAP and should not be considered as a substitute for revenue, net income, operating profit, or any other operating performance measure calculated in accordance with GAAP. Using any such financial measure to analyze Sonder's business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in Sonder's industry may report measures titled EBITDA or similar measures, such financial measures may be calculated differently from how Sonder calculates such financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider these non-GAAP financial measures alongside other financial performance measures, including net income and other financial results, presented in accordance with GAAP.

Key Metrics

This Presentation includes certain non-GAAP financial measures and key metrics that Sonder's management uses to evaluate Sonder's operations, measure its performance and make strategic decisions. The key metrics used in this Presentation are Live Units, Bookable Nights, Average Daily Rate and RevPAR.

Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes pre-negotiated abatement) and is able to generate revenue from these units.

Bookable Nights represent the total number of nights available for stays across all Live Units excluding nights lost to full building closures greater than 30 nights, in line with industry standards. Sonder previously calculated Bookable Nights excluding unit closures, regardless of length of closure or number of units. Sonder's change in methodology in the calculation of Bookable Nights increased historical and forecasted Bookable Nights, decreased historical and forecasted RevPAR, and had no effect on the historical or forecasted financial information.

Average Daily Rate represents the average revenue earned per night occupied, and is calculated as Revenue divided by the total number of Occupied Nights across all Live Units.

RevPAR represents the average revenue earned per available night, and is calculated either by dividing revenue by Bookable Nights, or by multiplying Average Daily Rate by Occupancy Rate, expressed in U.S. dollars.

Trademarks and Trade Names

Sonder and GM II and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. "Sonder" and the Sonder logo are registered and unregistered trademarks of Sonder Canada Inc. in the United States and other jurisdictions. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Sonder, GM II or any of their affiliates, or an endorsement or sponsorship by or of Sonder, GM II or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Sonder, GM II, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names.

Additional Information and Where to Find It

GM II intends to file a registration statement on Form S-4 (the "Registration Statement") that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to GM II's securities to be issued in connection with the Business Combination that also constitutes a preliminary prospectus of GM II and will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the US Securities and Exchange Commission (the "SEC"), will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of GM II's stockholders to be held to approve the proposed Business Combination and other matters (the "Special Meeting") and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GM II may also file other documents regarding the proposed Business Combination with the SEC. GM II stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination. When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GM II stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GM II stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting. GM II stockholders will be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC's website at www.sec.gov or by directing a request to Gores Metropoulos II, Inc., 6260 Lookout Road, Boulder, CO 80301., attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, GM II's proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

The information in this Presentation has not been reviewed by the SEC and certain information, such as the financial measures referenced above, may not comply in certain respects with SEC rules. The Registration Statement GM II will file in connection with the proposed Business Combination may differ from this Presentation in order to comply with SEC rules, and supersedes the information included in this Presentation.

Participants in Solicitation

GM II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of GM II stockholders in connection with the proposed Business Combination. GM II stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GM II in GM II's registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GM II stockholders in connection with the proposed Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed Business Combination when available. You may obtain free copies of these documents as described in the preceding section.

3

Third Quarter 2021 Summary Results

Q3 2021 Financial Highlights

Accelerating growth supported by robust market tailwinds

Record Q3 Revenue

$67M
+155% YoY
+43% QoQ

Driven in part by continued RevPAR recovery

$126[1]
83% of Q3'19
+64% YoY
+26% QoQ

Improving Property Level Profit and Adj. EBITDA

$(4.4M) PLP | $(47.5M) Adj. EBITDA
$8M | $11M improvement, respectively, QoQ

$11M
QoQ Improvement in Adj. EBITDA


DO Plaça Reial, Barcelona
Opened in July 2021

Note: All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic). (1) RevPAR (Revenue per Available Room) is a key metric that represents the average revenue earned per available night, and is calculated by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights).

4

Third Quarter 2021 Summary Results

Q3 2021 Corporate Highlights

Announced additional capital to allow us to pursue our ambitious growth and expansion strategy


Parián, Mexico City
Opened in September 2021

$530M
Total Capital[1,2]
+
Up to $450M SPAC proceeds

De-risked balance sheet with fully funded plan

~$530M[1,2] of Total Capital following closing + up to $450M proceeds from SPAC trust

16K+ Units
Total Portfolio[3] as of 9/30

Continued portfolio growth - on pace to achieve 18K units by EOY

35% Total Portfolio[3] growth since EOY '20
Newly launched & signed properties in Paris, Mexico City, Dubai and continued expansion in the U.S

(1) Total Capital following closing includes ~$530M of total capital, in addition to $450M proceeds from SPAC trust. (2) $530M of Total Capital following closing includes approximately $200M in the Existing PIPE, approximately $110M in additional PIPE commitments and a signed non-binding term sheet for $220 million of Delayed Draw Notes with existing PIPE investors to be available following the closing of the proposed business combination. (3) Total Portfolio as of 9/30/2021. Sonder defines its Total Portfolio as Live Units plus Contracted Units. This includes any unit that has a signed real estate contract, regardless of whether or not the unit is available for guests to book. This excludes any units that have been dropped (i.e., the lease was terminated or allowed to expire).

5

Third Quarter 2021 Summary Results Raising our full year 2021 Outlook Continued RevPAR growth and portfolio expansion driving revenue outperformance and improving Adjusted EBITDA The Quincy, Washington D.C. Opened in October 2021 $200M 2021 Revenue Outlook 17% (midpoint) increase vs. initial outlook to $205M 9.5% (midpoint) increase vs. midpoint of revised outlook range Better than 2021 Adjusted EBITDA Outlook $(240)M 17% increase vs. initial outlook Note: All references to Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Adjusted EBITDA methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received) and Non-GAAP Other 6 Operating Expenses included the benefit of Capex Allowance in the period in which it was received. Adjusted EBITDA now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related oboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic).

Third Quarter 2021 Summary Results Robust travel demand has helped drive continued growth in ADRs, while occupancy rates have stabilized near ~70%, yielding 26% QoQ RevPAR growth in Q3’21 Quarterly ADR ($) and Occupancy Rate (%) Quarterly RevPAR ($) (ADR x Occupancy) 83% of Q3’19 RevPAR 62% of Q2’19 RevPAR ADR YoY 2% (58)% (46)% (39)% (26)% 77% 79% Bookable Nights 428,435 399,698 345,989 384,657 411,387 473,393 535,603 Bookable Nights ADR QoQ (13)% (47)% 24% 6% 6% 28% 25% QoQ 23% (7)% (13)% 11% 7% 15% 13% 7 Note: Occupancy Rate (OR) is defined as Occupied Nights divided by Bookable Nights, expressed as a percentage, and represents the percentage of occupied nights out of the total available nights. Occupied Nights represent the total number of nights occupied across all Live Units. Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. Average Daily Rate (ADR) is defined as Revenue divided by Occupied Nights, expressed in U.S. dollars, and represents the average revenue earned per night occupied.

Third Quarter 2021 Summary Results

RevPAR recovery combined with bookable nights growth drove record Q3 2021 Revenue and improvement in Adjusted EBITDA and Property Level Profit (Loss)

Quarterly Revenue ($M)


$42
$19
$26
$28
$32
$47
$67
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21
YoY	99%	(49)%	(34)%	(36)%	(25)%	151%	**155%**
QoQ	(6)%	(55)%	40%	8%	11%	50%	**43%**

Quarterly Adjusted EBITDA[2] ($M)


$(64)
$(45)
$(42)
$(59)
$(53)
$(58)
$(47)
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21
Property Level Profit (Loss)[1]	$(19.5)	$(16.9)	$(7.1)	$(19.1)	$(19.2)	$(12.8)	**$(4.4)**
PLL % Margin	(47)%	(90)%	(27)%	(67)%	(61)%	(27)%	**(6)%**

Note: All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic).

8

Third Quarter 2021 Summary Results 2021 Full Year Revenue Outlook ($M) +17% +7% vs. Initial Outlook2 vs. Initial Outlook2 +75% +59% YoY Growth2 YoY Growth2 We are raising our outlook for +49% $205 YoY Growth $190 full year 2021 Revenue given RevPAR outperformance throughout the first 9 months of the year, and we are also raising our Adjusted EBITDA1 outlook to better than $(240)M Note: Management has raised its FY 2021 Revenue outlook to $200-$205M vs. $180-$190M from its Q2 2021 raised financial outlook and vs. $173M from its financial forecast in April 2021. (1) All references to Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Adjusted EBITDA methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement 9 in the period in which it was received) and Non-GAAP Other Operating Expenses included the benefit of Capex Allowance in the period in which it was received. Adjusted EBITDA now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related oboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic). (2) Growth calculated based on the midpoint of each respective outlook range.

Downtown Tower II, Dubai Opened in October 2021 Appendix

Appendix

Transaction summary

Key Transaction Terms

- Pro forma enterprise value of $1,925M (3.2x 2022E revenue)
- Pro forma net balance sheet cash includes proceeds from the March 2021 convertible note issuance
- Original PIPE investment of $200M upsized with additional PIPE investment of $109M[1]
- Assumes the new Delayed Draw Notes (up to ~$220M) are undrawn at close
- Existing Sonder shareholders will retain 69% ownership in the pro forma company
- Both the SPAC and PIPE offering are 100% primary with all net proceeds (after transaction costs) going to the balance sheet

Illustrative Post-Transaction Ownership



12%
4%
16%
69%
Existing Sonder Shareholders
SPAC Shareholders
PIPE Investors
SPAC Sponsor

Pro Forma Ownership	Value
Existing Sonder Shareholders	$ 1,902
SPAC Shareholders	450
PIPE Investors[1]	322
SPAC Sponsor[1]	100
Total Value	**$ 2,773**

Illustrative Pro Forma Valuation ($M, except per share values)

Pro Forma Capitalization	
Share Price at Merger	$ 10.00
Total Shares Outstanding	277.3
Equity Value	**$ 2,773**
(-) PF Net Balance Sheet Cash[2]	($848)
Enterprise Value	**$ 1,925**
2022E GAAP Revenue	*$ 610*
Implied Multiple	*3.2x*

Sources and Uses ($M)

Sources	
SPAC Cash in Trust	$ 450
PIPE Investment	200
Additional PIPE[1]	109
New Delayed Draw Notes (Undrawn)	0
Seller Rollover Equity	1,902
Total	**$ 2,661**

Uses	
Net Cash to Balance Sheet[2]	$ 729
Transaction Costs[3]	30
Seller Rollover Equity	1,902
Total	**$ 2,661**

Note: Assumes a nominal share price of $10.00 per share. Pro Forma Ownership excludes impact of warrants and earnout to existing Sonder shareholders and assumes zero redemptions by Gores Metropoulos II public shareholders. Shareholders from Sonder's convertible note issuance included in existing Sonder shareholders. Pro forma net balance sheet cash as of 6/30/2021 includes approximately $119M of net cash projected and $35M of projected debt outstanding (the transaction is expected to close by the end of 2021). Pro forma net balance sheet cash as of 6/30/2021 assumes no Sonder transaction expenses and $30M of Company transaction expenses. Pro forma net balance sheet cash assumes zero redemptions by Gores Metropoulos II public shareholders. Sonder has entered into a non-binding term sheet with respect to the Delayed Draw Notes financing and the consummation of such financing is subject to the completion of definitive documentation. [1] Additional PIPE of ~$109.4M includes ~$102.3M investment by existing PIPE investors and SPAC Sponsor in exchange for ~11.51M common shares (and result of SPAC Sponsor cancelling ~1.28M founder shares) and incremental ~$7.1M investment by SPAC Sponsor in exchange for ~0.71M common shares. [2] Assumes no draw on the new Delayed Draw Notes. [3] Excludes estimated Sonder transaction expenses of $16-$18M. Company transaction expenses are expected to be ~$40Mby transaction close.

11

Appendix

Financial summary and operating results

Metric	Q3 2021	Q3 2020	Δ YoY
Revenue (000s)	**$67,454**	**$26,471**	**155%**
Net Loss (000s)	**$(64,584)**	**$(55,514)**	**(16)%**
Live Units	6,300	3,900	62%
Total Portfolio[1]	16,200	10,400	56%
Bookable Nights[2]	535,603	345,989	55%
Occupied Nights	365,979	257,279	42%
Occupancy Rate	68%	74%	(8)%
Average Daily Rate (ADR)	$184	$103	79%
Revenue per Available Room (RevPAR)[3]	$126	$77	64%
Property Level Profit (Loss) (000s)	**$(4,381)**	**$(7,071)**	**38%**
Property Level Profit (Loss) Margin	*(6)%*	*(27)%*	*21%*
Adj. EBITDA (000s)	**$(47,471)**	**$(41,900)**	**(13)%**
Adj. EBITDA Margin	*(70)%*	*(158)%*	*88%*
GAAP rent to Landlord Payments Adjustment	$5,706	$(5,693)	NM
CapEx allowance realized[4]	$1,915	-	NM

Note: All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic). (1) Sonder defines its Total Portfolio as Live Units plus Contracted Units. This includes any unit that has a signed real estate contract, regardless of whether or not the unit is available for guests to book. This excludes any units that have been dropped (i.e., the lease was terminated or allowed to expire). (2) Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is able to generate revenue from these units. (3) RevPAR (Revenue per Available Room) represents the average revenue earned per available night, and is calculated either by dividing Revenue by Bookable Nights or by multiplying Average Daily Rate by Occupancy Rate. (4) Represents cash payments from real estate owners received for capital expenditure financing.

12

Appendix

Property Level Profit (Loss) Quarterly Non-GAAP Reconciliation

GAAP to Non-GAAP Bridges ($ in 000s)

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Loss from operations	**$(71,229)**	**$(54,265)**	**$(52,197)**	**$(66,131)**	**$(71,049)**	**$(64,934)**	**$(55,401)**
Operations & Support, General & Administrative, Research & Development and Sales & Marketing	$66,184	$44,719	$54,160	$57,442	$63,402	$68,458	$70,453
Property Level Costs	$(14,423)	$(7,389)	$(9,034)	$(10,415)	$(11,513)	$(16,360)	$(19,433)
Property Level Profit (Loss)	**$(19,468)**	**$(16,935)**	**$(7,071)**	**$(19,104)**	**$(19,160)**	**$(12,836)**	**$(4,381)**
memo: GAAP rent to Landlord Payments adjustment	*$1,267*	*$3,765*	*$(5,693)*	*$5,577*	*$3,811*	*$3,188*	*$5,706*

Prior PLP (PLL) Methodology

Revenue

(-) Non-GAAP Cost of Revenue:

(includes benefit of upfront rent abatement)

- **Landlord Payments**
- Cleaning
- Credit Card Fees

(-) Property Level Costs

= Property Level Profit

Updated PLP (PLL) Methodology

Revenue

(-) GAAP Cost of Revenue:

(rent abatement & capex allowance amortized over term of lease)

- **GAAP Rent**
- Cleaning
- Credit Card Fees

(-) Property Level Costs

= Property Level Profit

Note: All references to Property Level Profit (Loss) (PLP or PLL) in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Property Level Profit (Loss) (PLP or PLL) now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs.

13

Appendix

Adj. EBITDA Quarterly Non-GAAP Reconciliation

GAAP to Non-GAAP Bridges ($ in 000s)

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Net Loss	**$(61,743)**	**$(60,799)**	**$(55,514)**	**$(72,260)**	**$(78,541)**	**$(73,949)**	**$(64,584)**
Interest expense, net	$1,507	$1,669	$1,658	$1,568	$3,827	$12,522	$13,279
Provision for income taxes	-	$3	$11	$309	$23	$70	$133
Depreciation and amortization	$4,152	$4,206	$4,269	$4,342	$4,119	$4,213	$4,357
EBITDA	**$(56,084)**	**$(54,921)**	**$(49,576)**	**$(66,041)**	**$(70,572)**	**$(57,144)**	**$(46,815)**
Stock-based compensation	$3,067	$1,742	$1,020	$1,394	$14,153	$2,448	$3,573
Other expenses (income), net	$(10,993)	$4,862	$1,648	$4,252	$3,642	$(3,577)	$(4,229)
COVID-19 related offboardings	-	$3,507	$5,008	$1,360	-	-	-
Adjusted EBITDA[2]	**$(64,010)**	**$(44,810)**	**$(41,900)**	**$(59,035)**	**$(52,777)**	**$(58,273)**	**$(47,471)**
memo: GAAP rent to Landlord Payments adjustment	*$1,267*	*$3,765*	*$(5,693)*	*$5,577*	*$3,811*	*$3,188*	*$5,706*
memo: Capex allowance realized[3]	-	-	-	-	*$531*	*$475*	*$1,915*

Prior Adj. EBITDA Methodology
Net Loss
(+) Interest Expense, Income taxes, D&A
= EBITDA
(+) SBC, Other expenses (income), COVID-19 related offboardings
(+) GAAP rent to LL payments adj.
(+) Capex Allowance realized
= Adj. EBITDA

Updated Adj. EBITDA Methodology
Net Loss
(+) Interest Expense, Income taxes, D&A
= EBITDA
(+) SBC, Other expenses (income), COVID-19 related offboardings
= Adj. EBITDA
Memo: GAAP rent to LL Payments Adj.
Memo: Capex allowance realized

Note: All references to Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Adjusted EBITDA methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received) and Non-GAAP Other Operating Expenses included the benefit of Capex Allowance in the period in which it was received. Adjusted EBITDA now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic).

14

Investor Presentation November 2021

Disclaimer

This presentation (the "Presentation") is being made in connection with a potential transaction (the "Business Combination") between Sonder Holdings Inc. ("Sonder") and Gores Metropoulos II, Inc. ("GM II").

No Offer or Solicitation
This Presentation is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities in any jurisdiction, nor is it a solicitation of any vote relating to the potential Business Combination or otherwise in any jurisdiction.

No Representations and Warranties
This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential investment in GM II relating to the potential Business Combination and for no other purpose. Sonder and GM II assume no obligation to update or keep current the information contained in this Presentation, to remove any outdated information or to expressly mark it as being outdated. No securities commission or securities regulatory authority or other regulatory body or authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, any of the information contained in this Presentation.

This Presentation does not purport to contain all of the information that may be required to evaluate an investment relating to the potential Business Combination, and any recipient should conduct its own independent analysis of Sonder and GM II and the data contained or referred to in this Presentation. You should not construe the contents of this Presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial and other matters contained herein.

No representation or warranty, express or implied, is or will be given by Sonder or GM II or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation (including as to the accuracy or reasonableness of statements, estimates, targets, projections, assumptions or judgments) or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the potential Business Combination. Accordingly, none of Sonder, GM II or any of their respective affiliates, directors, officers, employees, or advisers or any other person shall be liable for any direct, indirect, or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this Presentation and any such liability is expressly disclaimed.

Forward-Looking Statements
This Presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about forecasted future financial and operating results, revenue growth, growth in total unit portfolio, plans, objectives, expectations and intentions with respect to future operations, products and services, planned openings, expected unit contractings; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Sonder's industry and market size, future opportunities for Sonder's business and its estimated future results and regarding the potential Business Combination, including implied enterprise value, the expected post-closing ownership structure, the ability to successfully complete the PIPE transactions and sale of Delayed Draw Notes, and the likelihood and ability of the parties to successfully consummate the potential Business Combination.

Such forward-looking statements are based upon the current beliefs and expectations of the management of each of Sonder and GM II and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of the parties.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings and other information are based on estimates and assumptions. The forward-looking statements are subject to various risks, uncertainties and other factors, many of which are beyond our control, including those described in the Risk Factors Summary on p. 50. There may be additional risks that neither Sonder nor GM II currently know or that Sonder and GM II currently believe are immaterial that could also cause actual results of Sonder to differ from those contained in the forward-looking statements. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on Sonder's actual results. Consequently, there can be no assurance that the actual results or developments anticipated in this Presentation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sonder.

All information set forth herein speaks only as of the date hereof in the case of information about Sonder and GM II or the date of such information in the case of information from persons other than Sonder or GM II, and Sonder and GM II expressly disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this Presentation. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Note: Francis Davidson, Sonder's Founder and CEO, plans to sell a small portion of his shares to a PIPE investor in a private transaction wholly separate from the transactions contemplated hereby, the proceeds of which will be used to repay a portion of an outstanding loan issued by Sonder for the purpose of early exercise of stock options.

Forecast and Illustrative Scenarios
This Presentation contains information with respect to Sonder's projected results. This forecast is based on currently available information and Sonder estimates. Neither Sonder nor its independent auditors audited, reviewed, compiled, or performed any procedures with respect to either information for the purpose of its inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Sonder does not undertake any commitment to update or revise any such information, whether as a result of new information, future events or otherwise. The assumptions and estimates underlying the above-referenced information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. See "Forward-Looking Statements" above.

Industry and Market Data
The information contained herein also includes information provided by third parties. Any estimates or projections contained herein involve elements of subjective judgment and analysis that may or may not prove to be accurate. None of Sonder, GM II, their respective affiliates or any third parties that provide information to Sonder, GM II or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness or availability of any information or are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Sonder and GM II may have supplemented this information where necessary with information from discussions with Sonder's customers and Sonder's own internal estimates, taking into account publicly available information about other industry participants and Sonder's management's best view as to information that is not publicly available.

None of Sonder, GM II or their respective affiliates give any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. None of Sonder, GM II, their respective affiliates or any of their respective directors, officers, employees, members, partners, stockholders, or agents makes any representation or warranty with respect to the accuracy of such information.

Non-GAAP Financial Measures
This Presentation includes certain non-GAAP financial measures that Sonder's management uses to evaluate Sonder's operations, measure its performance and make strategic decisions. The non-GAAP financial measures used in this Presentation are Property Level Costs (PLC), Property Level Profit (Loss) (PLL or PLP) and Adjusted EBITDA.

All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic).

Sonder
2

Disclaimer (continued)

Sonder and GM II believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Sonder's operating results in the same manner as Sonder management. However, such financial measures are not calculated in accordance with GAAP and should not be considered as a substitute for revenue, net income, operating profit, or any other operating performance measure calculated in accordance with GAAP. Using any such financial measure to analyze Sonder's business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in Sonder's industry may report measures titled EBITDA or similar measures, such financial measures may be calculated differently from how Sonder calculates such financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider these non-GAAP financial measures alongside other financial performance measures, including net income and other financial results, presented in accordance with GAAP.

Key Metrics

This Presentation includes certain non-GAAP financial measures and key metrics that Sonder's management uses to evaluate Sonder's operations, measure its performance and make strategic decisions. The key metrics used in this Presentation are Live Units, Bookable Nights, Average Daily Rate and RevPAR.

Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes pre-negotiated abatement) and is able to generate revenue from these units.

Bookable Nights represent the total number of nights available for stays across all Live Units excluding nights lost to full building closures greater than 30 nights, in line with industry standards. Sonder previously calculated Bookable Nights excluding unit closures, regardless of length of closure or number of units. Sonder's change in methodology in the calculation of Bookable Nights increased historical and forecasted Bookable Nights, decreased historical and forecasted RevPAR, and had no effect on the historical or forecasted financial information.

Average Daily Rate represents the average revenue earned per night occupied, and is calculated as Revenue divided by the total number of Occupied Nights across all Live Units.

RevPAR represents the average revenue earned per available night, and is calculated either by dividing revenue by Bookable Nights, or by multiplying Average Daily Rate by Occupancy Rate, expressed in U.S. dollars.

Trademarks and Trade Names

Sonder and GM II and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. "Sonder" and the Sonder logo are registered and unregistered trademarks of Sonder Canada Inc. in the United States and other jurisdictions. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Sonder, GM II or any of their affiliates, or an endorsement or sponsorship by or of Sonder, GM II or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Sonder, GM II, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names.

Additional Information and Where to Find It

GM II intends to file a registration statement on Form S-4 (the "Registration Statement") that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to GM II's securities to be issued in connection with the Business Combination that also constitutes a preliminary prospectus of GM II and will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the US Securities and Exchange Commission (the "SEC"), will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of GM II's stockholders to be held to approve the proposed Business Combination and other matters (the "Special Meeting") and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GM II may also file other documents regarding the proposed Business Combination with the SEC. GM II stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination. When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GM II stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GM II stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting. GM II stockholders will be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC's website at www.sec.gov or by directing a request to Gores Metropoulos II, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, GM II's proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

The information in this Presentation has not been reviewed by the SEC and certain information, such as the financial measures referenced above, may not comply in certain respects with SEC rules. The Registration Statement GM II will filed in connection with the proposed Business Combination may differ from this Presentation in order to comply with SEC rules, and supersedes the information included in this Presentation.

Participants in Solicitation

GM II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of GM II stockholders in connection with the proposed Business Combination. GM II stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GM II in GM II's registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GM II stockholders in connection with the proposed Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed Business Combination when available. You may obtain free copies of these documents as described in the preceding section.

Sonder

3

Today’s speakers and senior leadership Francis Davidson Sanjay Banker Alec Gores Ted Fike Justin Wilson Co-Founder & CEO, President & CFO, Chief Executive Oï¬ƒcer, Sr. Managing Director, Sr. Managing Director, Sonder Sonder The Gores Group The Gores Group The Gores Group 4

The Gores SPAC franchise has a premier track record Alignment with Key An Attractive Opportunity for Proven SPAC Track Record Stakeholders Prospective Targets • $36B transaction value across 7 • Sonder stockholders: • Nominal redemptions across 7 completed transactions Compelling valuations and completed transactions upside potential from rollover • $5.3B in new cash equity • Significant experience helps shares and earnout delivered across 7 completed ensure seamless transaction transactions • Investors: Attractive entry from upfront diligence through valuation with long-term return transaction close • 13 SPACs raised to date, totaling potential $5.7B (prior to PIPE • Proven record of providing commitments) • Sponsor alignment: $600M+ of expedited access to liquidity, capital committed by Gores capital and value creation Sponsor and affiliates in 7 completed transactions 5 Note: An investment in Gores Metropoulos II or Sonder is not an investment in any other current or previous special purpose acquisition company sponsored by affiliates of The Gores Group (the “SPACs”). The historical results of the SPACs, including those represented in this presentation, are not necessarily indicative of future performance of Gores Metropoulos II or Sonder.

The Gores SPAC franchise has a premier track record Proceeds Acquisition Vehicle Target Transaction Close Transaction Value Redemption Rate Delivered November $2.3B $725M 0% 2016 October $2.4B $800M <1% 2018 February $1.5B $620M 0% 2020 December $2.9B $590M 0% 2020 January $16.1B $925M 0% 2021 August $8.5B $1,000M 24% 2021 July $2.3B $640M 0% 2021 Note: An investment in Gores Metropoulos II or Sonder is not an investment in any other current or previous special purpose acquisition company sponsored by affiliates of The Gores Group (the “SPACs”). 6 The historical results of the SPACs, including those represented in this presentation, are not necessarily indicative of future performance of Gores Metropoulos II or Sonder. Redemption rate for Ardagh Metal Packaging shown net of any backstop investments.

Company Overview Company Overview Financial Overview Transaction Overview

Company Overview Sonder is building the hospitality brand of tomorrow 1950s Big box chains Introduced brands to consumers 2000s P2P marketplaces Applied technology only to connect guests and listings Tomorrow Leveraging technology and design across the entire value chain to create a 21st century brand 8

Company Overview

Sonder is revolutionizing the hospitality industry

Tech-driven platform	**~50%** Operating cost reduction[1]	**100%** Digital, mobile first service
Design-forward experience loved by our guests	**70%+** Customer Satisfaction (CSAT) scores[2]	**350+** Extraordinary properties[3]
Enormous market opportunity	**$809B** Global lodging market[4]	**<2.0%** Share in current markets by 2025[5]
Strong value proposition to real estate partners	Lower costs, faster lease-up, better ROI	Alleviate management responsibilities
Rapid growth and proven unit economics	**103%** Revenue CAGR[6]	**3 Month** Avg. estimated payback period[7]
Q3'21 outperformance vs. traditional hotels	**1.2x** RevPAR outperformance[8]	**1.3x** Occupancy outperformance[8]



(1) Versus traditional hotel operating costs. (2) CSAT/Customer Satisfaction defined as % of guests surveyed who rated Sonder as a 5 on a scale of 1 (lowest) to 5 (highest). Data reflective of pre-COVID time period, as of February 2020. Inclusive of buildings with greater than 25 reviews within February 2020. (3) Includes currently live and contracted properties as of 9/30/2021. (4) Source: Euromonitor. (5) Reflects cumulative U.S. apartment and global hotel market share of units contracted by Sonder from 2021E - 2025E. Further penetration detail on page 25. (6) 2020A-2025E GAAP Revenue CAGR. (7) Based on late stage pipeline deals in lease negotiation and LOI as of 12/31/2020. Payback period defined as the forecasted number of months it takes for a deal's cumulative cash flow to turn positive based on Sonder's internal underwriting process. (8) Per STR, average for the three months ending 9/30/2021. "Traditional Hotels" represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR (a globally recognized resource for market data on the worldwide hospitality industry) based on each hotel brand's Average Daily Rate for prior years. RevPAR (Revenue per Available Room) is a key metric that represents the average revenue earned per available night, and is calculated by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights).

Sonder

9

Company Overview Today, travelers are forced to choose among three flawed options... Boutique Hotels “Big Box” Hotels Short Term Rentals Expensive Boring Unpredictable 10

Company Overview …but we see no reason to compromise Exceptional design 11

Company Overview Global Lodging Market $222B Global luxury and upscale hotel spend in 2019 Our long term goal is to become the leading brand $809B within the massive, Total addressable $495B $800B+ addressable global lodging market in 2019 Untapped lodging lodging market markets $91B Global short-term rental market in 2019 Source: Euromonitor 12 Note: The untapped lodging markets are primarily comprised of mid-market and budget hotels, as well as the long-tail lodging options globally such as smaller, unrated hotels and hostels/inns/lodges.

Company Overview Our design-led, tech-enabled experience drives exceptional value to both guests and real estate Guests estate owners Tech-centric Design-led economics Higher quality o management Lower cost edentialed partner platform manages the end-to-end guest experience 13

Company Overview Traditional hospitality still Concierge desk relies on antiquated services Front desk Taxi stand 14

Company Overview Our technology powers the entire guest journey, from booking through checkout 1 2 3 4 5 6 Search, Discovery Check-In One-Touch Wifi Digital Customer Service Check-out & Booking Seamless check-in with Wifi and other amenities Concierge On Demand Guest survey and Easy, intuitive browsing important notifications may be accessed and Curated localized Service requests and issue refer-a-friend promo codes with frictionless booked on mobile recommendations reporting reservations 15 system for hospitality, infusing technology into every Building Openings Operations Supply Revenue Demand Chain / Forecasting Generation Onboarding Custom boundary drawn comps Powering our property onboardings and openings Pricing automation Contextual data to better forecast revenue Warehouse & inventory management Room attribution algorithm Listing / Underwriting Dispatch / Distribution Customer Service Mapping visualization Distribution API integrations Housekeeping & quality assurance RevPAR triangulation Listing platforms Task platform 16

Company Overview Operating Costs Process automation Check-ins Requests Operations Our technology and differentiated model Service eï¬ƒciency enable us to reduce ~50% Messaging, not calling operating costs vs. Centralized contact center traditional hotels by Self-serve & automation as much as 50% 3rd party amenities On-demand services Partnerships Illustrative Traditional Hotel 17

Company Overview We partner with artists, architects and designers to bring extraordinary spaces to life Featured in 18

Company Overview

We have global scale with 350+ properties across 39 markets and a proven expansion playbook



16K+
Live and Contracted Units

~6x
Size of largest direct competitor[1]

Americas

Atlanta
Austin
Boston
Chicago
Dallas
Denver
Detroit
Houston
Los Angeles
Mexico City
Miami
Minneapolis
Montreal
Nashville
New Orleans
New York City
Orlando
Palm Springs
Philadelphia
Phoenix
San Antonio
San Diego
San Francisco
Savannah
Seattle
Toronto
Vancouver
Washington D.C.

Europe & Other International

Amsterdam
Barcelona
Dubai
Dublin
Edinburgh
Glasgow
London
Madrid
Milan
Paris
Rome

● Live Markets ● Contracted Markets

Sonder

Note: As of 9/30/2021.
(1) Defined as short term rental operators. Comparison includes Live Units only and is based on publicly available information for competitors as of October 2020.

19

Company Overview We offer entire properties curated and operated by Sonder, from apartment developments to modernized hotels Apartment developments1 Modernized hotels 17 West Marina V Hotel Flatiron Miami Dubai Palm Springs New York Witherspoon Randolph Chelsea Green Crescent Philadelphia Detroit London Beverly Hills (1) Defined as commercial or mixed use apartment developments.

Company Overview

Whether you need a Sonder for a night, a week or a month, we've built an experience our guests love

70%+ CSAT[1]


Montreal

The Richmond
82% 5/5 | 60+ Reviews

"Brand new building in a trendy neighbourhood, surrounded by good restaurants and amazing cafeterias. The apartment was super clean and comfortable. I'd definitely recommend this place! We'll be booking again when we're back in MTL." -*Bianca*


Dubai

Marina Suites
78% 5/5 | 240+ Reviews

"The room was superb. [There was] privacy even if travelling with friends or family. [Location is] right by the Marina. Superb." -*Stephen*


Philadelphia

The Heid
75% 5/5 | 80+ Reviews

"The ambiance, the space, the location were all on point. Loved the records and the record player. It was super convenient to check-in and check-out." -*Melinda*


Boston

The Pierce
86% 5/5 | 50+ Reviews

"We had the most fantastic experience staying with Sonder. The views from rooms were amazing. Very modern apartments that looked exactly as they did on the photos. We have family in Boston and will definitely be recommending to anyone that comes out to visit." -*Carole*

Note: CSAT/Customer Satisfaction defined as % of guests surveyed who rated Sonder as a 5 on a scale of 1 (lowest) to 5 (highest). Data reflective of pre-COVID time period, as of February 2020. (1) Inclusive of buildings with greater than 25 reviews within February 2020.

Sonder

21

Company Overview

Our exceptional experience keeps driving direct booking share, even with minimal marketing spend

Direct Bookings, % Booked Revenue


12%
13%
16%
18%
20%
22%
25%
26%
33%
59%
57%
56%
53%
44%
45%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2018
2019
2020
2021

~60%
Direct bookings benchmark for US Hotels[1]

~70%
Of repeat bookings are direct[2]

2x
Increase in repeat bookings from 2019 to Dec. 2020

Note: Direct booked revenue represents bookings through Sonder.com and the Sonder app and reflects revenue collected after discounts are applied.
(1) Source: Skift, Kalibri Labs as of EOY 2019. Direct bookings calculated as the sum of Hotel or Brand Website, Voice and Property Direct booking revenue.
(2) Repeat direct booking % as of Q1 2021 and defined as % of repeat bookings made through Sonder.com within the same quarter.

Sonder
22

Company Overview

Through COVID, we showcased the resiliency of our business model

1.2x Sonder RevPAR vs. traditional hotels[1]

1.3x Sonder Occupancy vs. traditional hotels[1]

Monthly RevPAR[2]



Sonder RevPAR
Traditional Hotels RevPAR (Urban - Upper Upscale)
$200
$150
$100
$50
$0
$135
$117
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Sep-21

Monthly Occupancy Rate



Sonder OR
Traditional Hotels OR (Urban - Upper Upscale)
100%
75%
50%
25%
0%
66%
54%
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Sep-21

Source: STR

Note: "Traditional Hotels" represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR (a globally recognized resource for market data on the worldwide hospitality industry) based on each hotel brand's Average Daily Rate for prior years. (1) Average for the three months ended 9/30/2021. (2) RevPAR (Revenue per Available Room) is a key metric that represents the average revenue earned per available night, and is calculated by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights).

Sonder

23

Company Overview The majority of our guests are: Leisure Travelers1 Domestic Travelers2 Younger Travelers Leisure Business N. America International Under 50 Over 50 Our guest profile and wide range of use cases position us to rebound from the pandemic much faster than the Our product portfolio can serve diverse use cases: overall hospitality market 1 night to 30+ Leisure travelers & Digital nomads & night stays families young professionals Note: Metrics as of February 2020 as proxy for stabiliz pandemic. (1) Based on February 2020 Guest survey; special occasion categorized as leisure travel for 24 graphical purposes. (2) Represents % of guests in Sonder 84% of guests at North American Sonder properties traveled from North America).

Company Overview

We have significant whitespace within the apartment development and hotel markets


3.5M
New apartment units in Sonder's current US markets from 2021E - 2025E[1]
US Apartment Units
0.8%
Cumulative apartment market share of units **contracted by Sonder** in Sonder's current US markets from 2021E - 2025E
Global Hotel Units
2.2M
Total hotel units in Sonder's current global markets by EOY 2025[2]
1.8%
Cumulative hotel market share of units **contracted by Sonder** in Sonder's current global markets from 2021E - 2025E

Source: STR, YardiMatrix
(1) Reflects ~700K new apartment units annually from 2021 through 2025.
(2) Reflects existing and pipeline hotel keys for Midscale through Upper Upscale. STR defines chain scale segments, including the Upper Upscale and Midscale designation according to actual average room rates.

Sonder

25

Company Overview We offer a unique value proposition to Apartment developers Hotel owners real estate partners... Eliminate 12-24 month Technology, design & lease-ups brand-driven revenue Faster construction loan pay Significant operating cost down reduction Cash flow advantage driven by No management or daily Sonder’s operating efficiency operational responsibilities 26

Company Overview

...while also achieving more attractive terms for Sonder than ever before

- 5-7 years initial term with renewals at Sonder's option
- Upfront rent abatements
- Downside protections (recession relief, force majeure, mark-to-market, regulatory change clauses)

	Pre-COVID-19 pandemic	Post-COVID-19 pandemic
Business Model	~100% Fixed leases	Flexible Contract structure (Fixed lease, Rev. share, Mixed leases)
Capital Light	<15% Owner-funded CapEx	~90% Owner-funded CapEx
Unit Economics	12% / $6K Avg. PLP % / $ per Unit per Year[1] (before revenue and cost improvement initiatives)	20%+ / $12K Avg. PLP % / $ per Unit per Year[1] (before revenue and cost improvement initiatives)
Competitive Leadership	3 Direct scaled competitors[2]	0 Direct scaled competitors[2]

Note: "Pre-COVID-19 pandemic" reflects units contracted before Q2 2020. "Post-COVID-19 pandemic" reflects units contracted during Q4 2020. All references to Property Level Profit (Loss) (PLP or PLL) in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Property Level Profit (Loss) (PLP or PLL) now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. (1) Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. (2) Defined as venture-backed short-term rental operators.

Sonder

27

Company Overview 5 1 Faster Supply, Investments Revenue & 1 in Tech PLP Growth The Sonder flywheel underscores our rapid growth as 4 2 we transform the Improved Deal Terms and Better Guest industry Conversion Rates Experience & Cost on Better Supply Structure 3 Better Unit Economics & Brand (1) Property Level Profit (Loss) (PLP or PLL) is a non-GAAP financial measure that Sonder defines as loss from operations after adding back corporate-level expenses less Property Level Costs, expressed in U.S. dollars. Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as costs directly associated with guest-facing functions in each of Sonder’s buildings, 28 expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs.

Company Overview We have multiple levers to drive continued growth In Process Medium Term Longer Term (Next 3 Years) (3-5 Years) (5+ Years) Global portfolio of 56K1 Expand to Asia and within Latin Franchise contracts for Sonder economically attractive units America technology, brand and distribution Accelerate the development of Transition to majority liability our proprietary technology light (revenue share / mixed leases) Hospitality SaaS—white label Drive down Property Level Sonder technology for Costs through automation and independent operators self-serve Diversify property types (resort / villas / residences) Drive up RevPAR capabilities through ancillary revenue, B2B, group and loyalty 29 (1) Reflects 2024E forecasted EOY Live Units.

Company Overview Our high performance executive team combines deep technology, operations and hospitality experience Francis Davidson Sanjay Banker Martin Picard Satyen Pandya Phil Rothenberg Co-Founder & CEO President & CFO Co-Founder & CTO General Counsel Global Head of RE Melika Carroll Shruti Challa Nicolas Chammas Arthur Chang Deeksha Hebbar VP of Corporate Aairs VP of Revenue of Strategic Finance VP & Chief of Sta ations Christian Hempell Nicole LaFlamme Harsh Mehta Patrick Mitchell Ritesh Patel VP of Market Operations VP of Human VP of EMEA eting VP & Controller North America Resources Kristen Richter Select Investors VP of Sales Wilson Family 30

Financial Overview Company Overview Financial Overview Transaction Overview

Financial Overview

Financial highlights

Scaled business

$4.0B
2025E Revenue

~77K
2025E Ending Live Units

Rapid growth

103%
2020A - 2025E Revenue CAGR

77%
2020A - 2025E Live Unit CAGR

Outstanding unit economics

3 mo.
Average estimated payback period[1]

Capital and liability light

~90%
CapEx funded by landlords (current pipeline and recently contracted units)

19%
Current pipeline Revenue Share / Mixed Lease deals

Attractive margins

32%
Property Level Profit (PLP) Margin[2] (2025E)

Continued Q3' 21 outperformance

1.2x
RevPAR vs. traditional hotels[3]

1.3x
Occupancy vs. traditional hotels[3]



Note: All references to Property Level Profit (Loss) (PLP or PLL) in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Property Level Profit (Loss) (PLP or PLL) now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Please see footnote 2 for additional details. (1) Based on late stage pipeline deals in lease negotiation and LOI as of 12/31/2020. Payback period defined as the forecasted number of months it takes for a deal's cumulative cash flow to turn positive based on Sonder's internal underwriting process. (2) Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. (3) Per STR, average for the three months ended 9/30/2021. "Traditional Hotels" Represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR (a globally recognized resource for market data on the worldwide hospitality industry) based on each hotel brand's Average Daily Rate for prior years. RevPAR (Revenue per Available Room) is a key metric that represents the average revenue earned per available night, and is calculated by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights).

Sonder
32

Financial Overview

Our powerful supply growth engine is expected to drive rapid live unit growth



Ending Live Units & Contracted Units
Live Units
Contracted Units
Forecast assumes conservative unit contracting cadence
~900
Forecasted average units contracted per month 2021E - 2022E
<
1,100+
Achieved average units contracted per month in Q4 2019
16K+
Total Portfolio as of 9/30/21
Portfolio rebalancing1
4K
3K
2K
13K
8K
5K
12K
7K
4K
18K
10K
8K
32K
13K
19K
52K
17K
35K
76K
21K
56K
102K
25K
77K
2018A
2019A
2020A
2021E
2022E
2023E
2024E
2025E

Note: Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is able to generate revenue from these units. Contracted Units are defined as Units which have signed real estate contracts, but are not yet available for guests to book. Sonder is not yet able to generate revenue from these units. Live Units plus Contracted Units may not add up precisely to Total Portfolio figures due to rounding.

(1) ~4K units dropped from Total Portfolio (Live and Contracted) in 2020, ~30% of January 2020 Total Portfolio.

Sonder

33

Financial Overview

We're conservatively forecasting RevPAR growth despite our conviction around pent-up demand and our ability to achieve planned revenue initiatives

RevPAR (Initial Outlook[1])

CBRE forecasts **+29%** 2020A-2025E RevPAR CAGR for traditional hotels[2],

while **Sonder conservatively** assumes **+17%** for the same period

RevPAR growth[2] split between ~80% market recovery and ~20% initiatives, including:

- Improved revenue management
- Loyalty and CRM
- Ancillary revenue opportunities
- Additional distribution channels


$153
$140
$74
Initial Outlook¹
$84
$129
$151
$159
$165
2018A
2019A
2020A
2021E
2022E
2023E
2024E
2025E

Note: RevPAR (Revenue per Available Room) is a key metric that represents the average revenue earned per available night, and is calculated by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights). (1) Management has raised its FY 2021 Revenue outlook to $200-205M vs. $180-$190M from its Q2 2021 raised financial outlook and vs. $173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook. (2) Per CBRE Upper Upscale US RevPAR forecast. (2) Sonder RevPAR growth driven by recovery from COVID-19 pandemic impact, inflationary growth and key initiatives such as demand driver optimization, revenue management improvements, increased channels, ancillary revenue opportunities, streamlined service delivery and improved inventory management.

Sonder 34

Financial Overview We’re confident in our strong revenue growth outlook driven by a combination of rapid supply aggregation, modest market recovery and RevPAR initiatives GAAP Revenue ($M, Initial Outlook1) 103% 2020A-2025E CAGR 70%+ of 2022E revenue driven by units already live or contracted Q2 2021 Q3 2021 Initial Raised Raised Outlook Outlook Outlook $173 $180-190 $200-205 35 (1) Management has raised its FY 2021 Revenue outlook to $200-205M vs. $180-$190M from its Q2 2021 raised financial outlook and vs. $173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook.

Financial Overview

Our current portfolio of already live and contracted units gives us high visibility into our 2021 and 2022 revenue targets

2021E GAAP Revenue ($M, Initial Outlook[1])


98%+
of 2021E Revenue (before initiatives[2]) from units already live or contracted
$152
$18
$3
$0
$173
Live Units
Contracted Units
New Units
RevPAR Initiatives
2021E Revenue (Post-Initiatives)

2022E GAAP Revenue ($M)


70%+
of 2022E Revenue (before initiatives[2]) from units already live or contracted
$226
$159
$170
$56
$610
Live Units
Contracted Units
New Units
RevPAR Initiatives
2022E Revenue (Post-Initiatives)

Sonder

Note: Live Units cohort represents units available for guest bookings on Sonder.com, the Sonder app and other channels in or by March 2021. Contracted Units cohort represents all units which have signed real estate contracts, but are not yet available for guests to book on or by March 2021. New Units cohort represents all forecasted unit signings after March 2021. (1) Management has raised its FY 2021 Revenue outlook to $200-205M vs. $180-$190M from its Q2 2021 raised financial outlook and vs. $173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook. (2) Calculated as (Live Units + Contracted Units) / (Revenue - RevPar Initiatives).

36

Financial Overview We see a clear path to +30% Property Level Profit Margin via market recovery, improved post-COVID deal terms, scale economies and technology investments Total Portfolio—Property Level Profit (Loss) Margin (%, Initial Outlook1) Note: All references to Property Level Profit (Loss) (PLP or PLL) in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Property Level Profit (Loss) (PLP or PLL) now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder’s buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Pre-COVID stabilized PLP based on 37 December 2019 Unit Economics. (1) Management has raised its FY 2021 Revenue outlook to $200-205M vs. $180-$190M from its Q2 2021 raised financial outlook and vs. $173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook.

Financial Overview

Compelling "per night" unit economics drive robust annual economics...

Per Bookable Night[1] Assumptions 2025E	
Average Daily Rate $	$220
Occupancy %	75%
RevPAR	**$165**
GAAP Cost of Revenue[2]	$76
Property Level Costs[3]	$36
Property Level Profit	**$52**
% Margin	*32%*
Other Operating Expenses[4]	$26
Adj. EBITDA	**$27**
% Margin	*16%*
GAAP to Landlord Payments Adjustment	$0
Capex Allowance	$7

Annualized New Unit Assumptions 2025E

$60K
Revenue / Unit

$19K
Property Level Profit / Unit

$3K
Sonder portion of Pre-Opening Costs (POC) and CapEx per Unit

Owner-provided CapEx increases operating leverage as average Sonder funded POC and CapEx drops from $13k to $3k

Note: All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic).Please see footnotes 2 and 4 for additional details. (1) Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. (2) GAAP Cost of Revenue is comprised of GAAP rent, cleaning fees and credit card fees. (3) Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as costs directly associated with guest-facing functions in each of Sonder's buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. (4) Other Operating Expenses is comprised of Research & Development, General & Administrative, Sales & Marketing, Operations and Pre-Opening Costs (POC). Previously, Other Operating Expenses was reported inclusive of Capex allowances.

Sonder
38

Financial Overview

… which underscore our post-pandemic outlook on margin expansion

Initial Outlook ($ in 000s, except RevPAR)	2020A	2021E	2022E	2023E	2024E	2025E
Live units (EOY)	4,489	8,133	18,572	34,889	55,654	77,234
Bookable Nights[2]	1,558,779	2,051,546	4,736,862	9,509,528	16,529,952	24,266,636
RevPAR	**$74**	**$84**	**$129**	**$151**	**$159**	**$165**
GAAP Revenue	**$115,678**	**$172,831**	**$610,450**	**$1,439,185**	**$2,633,829**	**$3,995,280**
YoY growth	*(19%)*	*49%*	*253%*	*136%*	*83%*	*52%*
GAAP Cost of Revenue[3]	($136,995)	($201,649)	($436,313)	($820,828)	($1,311,798)	($1,854,634)
Property Level Costs[4]	($41,261)	($62,815)	($168,841)	($356,088)	($572,826)	($871,136)
Property Level Profit	**($62,578)**	**($91,633)**	**$5,297**	**$262,270**	**$749,205**	**$1,269,510**
PLP margin %	*(54%)*	*(53%)*	*1%*	*18%*	*28%*	*32%*
Other Operating Expenses[5]	**($147,197)**	**($198,281)**	**($292,511)**	**($384,510)**	**($533,236)**	**($620,244)**
Adj. EBITDA	**($209,775)**	**($289,914)**	**($287,214)**	**($122,240)**	**$215,969**	**$649,266**
Adj. EBITDA margin %	*(181%)*	*(168%)*	*(47%)*	*(8%)*	*8%*	*16%*
GAAP Rent to Landlord Payments Adjustment	$4,916	$25,250	$35,162	$45,432	$27,313	($6,586)
Capex Allowance	$0	$7,821	$46,207	$101,009	$177,437	$179,072

Note: P&L represents management presentation of financials. All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic). Please see footnotes 3, 5 and 6 for additional details. (1) Management has raised its FY 2021 Revenue outlook to $200-205M vs. $180-$190M from its Q2 2021 raised financial outlook and vs. $173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook. (2) Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. (3) GAAP Cost of Revenue is comprised of GAAP rent, cleaning fees and credit card fees. (4) Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as costs directly associated with guest-facing functions in each of Sonder's buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. (5) Other Operating Expenses is comprised of Research & Development, General & Administrative, Sales & Marketing, Operations and Pre-Opening Costs (POC). Previously, Other Operating Expenses was reported inclusive of Capex allowances from landlords.

Sonder 39

Financial Overview

Hospitality deserves an iconic, 21st century brand. This is *our* moment.

Tech-driven platform	**~50%** Operating cost reduction[1]	**100%** Digital, mobile first service
Design-forward experience loved by our guests	**70%+** Customer Satisfaction (CSAT) scores[2]	**350+** Extraordinary properties[3]
Enormous market opportunity	**$809B+** Global lodging market[4]	**<2.0%** Share in current markets by 2025[5]
Strong value proposition to real estate partners	Lower costs, faster lease-up, better ROI	Alleviate management responsibilities
Rapid growth and proven unit economics	**103%** Revenue CAGR[6]	**3 Month** Avg. estimated payback period[7]
Q3'21 outperformance vs. traditional hotels	**1.2x** RevPAR outperformance[8]	**1.3x** Occupancy outperformance[8]
Experienced team	Deep industry expertise	Full executive bench ready to scale



(1) Versus traditional hotel operating costs. (2) CSAT/Customer Satisfaction defined as % of guests surveyed who rated Sonder as a 5 on a scale of 1 (lowest) to 5 (highest). Data reflective of pre-COVID time period, as of February 2020. Inclusive of buildings with greater than 25 reviews within February 2020. (3) Includes currently live and contracted properties as of 9/30/2021. (4) Source: Euromonitor. (5) Reflects cumulative U.S. apartment and global hotel market share of units contracted by Sonder from 2021E - 2025E. Further penetration detail on page 25. (6) 2020A-2025E GAAP Revenue CAGR. (7) Based on late stage pipeline deals in lease negotiation and LOI as of 12/31/2020. Payback period defined as the forecasted number of months it takes for a deal's cumulative cash flow to turn positive based on Sonder's internal underwriting process. (8) Per STR, average for the three months ending 9/30/2021. "Traditional Hotels" represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR (a globally recognized resource for market data on the worldwide hospitality industry) based on each hotel brand's Average Daily Rate for prior years. RevPAR (Revenue per Available Room) is a key metric that represents the average revenue earned per available night, and is calculated by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights).

Sonder

40

Transaction Overview Company Overview Financial Overview Transaction Overview

Transaction Overview

Transaction summary

Key Transaction Terms

- Pro forma enterprise value of $1,925M (3.2x 2022E revenue)
- Pro forma net balance sheet cash includes proceeds from the March 2021 convertible note issuance
- Original PIPE investment of $200M upsized with additional PIPE investment of $109M[1]
- Assumes the new Delayed Draw Notes (up to ~$220M) are undrawn at close
- Existing Sonder shareholders will retain 69% ownership in the pro forma company
- Both the SPAC and PIPE offering are 100% primary with all net proceeds (after transaction costs) going to the balance sheet

Illustrative Post-Transaction Ownership


69%
16%
12%
4%
Existing Sonder Shareholders
SPAC Shareholders
PIPE Investors
SPAC Sponsor

Pro Forma Ownership	Value
Existing Sonder Shareholders	$ 1,902
SPAC Shareholders	450
PIPE Investors[1]	322
SPAC Sponsor[1]	100
Total Value	**$ 2,773**

Illustrative Pro Forma Valuation ($M, except per share values)

Pro Forma Capitalization	
Share Price at Merger	$ 10.00
Total Shares Outstanding	277.3
Equity Value	**$ 2,773**
(-) PF Net Balance Sheet Cash[2]	($848)
Enterprise Value	**$ 1,925**
2022E GAAP Revenue	*$ 610*
Implied Multiple	*3.2x*

Sources and Uses ($M)

Sources	
SPAC Cash in Trust	$ 450
PIPE Investment	200
Additional PIPE[1]	109
New Delayed Draw Notes (Undrawn)	0
Seller Rollover Equity	1,902
Total	**$ 2,661**

Uses	
Net Cash to Balance Sheet[2]	$ 729
Transaction Costs[3]	30
Seller Rollover Equity	1,902
Total	**$ 2,661**

Note: Assumes a nominal share price of $10.00 per share. Pro Forma Ownership excludes impact of warrants and earnout to existing Sonder shareholders. Shareholders from Sonder's convertible note issuance included in existing Sonder shareholders. Pro forma net balance sheet cash as of 6/30/2021 includes approximately $119M of net cash projected and $35M of projected debt outstanding (the transaction is expected to close by the end of 2021). Pro forma net balance sheet cash as of 6/30/2021 assumes no Sonder transaction expenses and $30M of Company transaction expenses. Pro forma net balance sheet cash assumes zero redemptions by Gores Metropoulos II public shareholders. Sonder has entered into a non-binding term sheet with respect to the Delayed Draw Notes financing and the consummation of such financing is subject to the completion of definitive documentation. [1] Additional PIPE of ~$109.4M includes ~$102.3M investment by existing PIPE investors and SPAC Sponsor in exchange for ~11.51M common shares (and result of SPAC Sponsor cancelling ~1.28M founder shares) and incremental ~$7.1M investment by SPAC Sponsor in exchange for ~0.71M common shares. [2] Assumes no draw on the new Delayed Draw Notes. [3] Excludes estimated Sonder transaction expenses of $16-$18M. Company transaction expenses are expected to be ~$40M by transaction close.

Sonder

42

Transaction Overview Sonder’s peer set represents strong brands and technology-enabled platforms Vertical Disruptors Digital Hospitality & Real Estate â– Similar long-term margin profile â– Disrupting traditional lodging industry â– Recognized consumer-brands â– Proven technology-enabled platforms â– Operating in large and growing â– Massive market still in early innings of markets digitization Upper Upscale Lodging â– Access to dierentiated supply â– Strong brands within their core markets â– Demonstrated operational expertise 43

Transaction Overview Valuation benchmarking (1/2) 2022E Revenue Multiple Median: 3.7x Median: 2.8x Median: 5.1x 2022E Adj. EBITDA Multiple Sonder Median: 36.3x Median: 15.7x Median: 19.0x Implied Adj. Multiple at Target Margin of 20%: 15.8x NM NM NM NM NM NM Vertical Disruptors Digital Hospitality and Real Estate Upper Upscale Lodging Source: IBES, Bloomberg, Capital IQ, Company Filings; market data as of 11/2/2021 Note: Revenue used to calculate Sonder multiple reflects GAAP Revenue, and Adjusted EBITDA reflects a non-GAAP metric. Multiples greater than 50x are excluded as not meaningful (“NM”). All references to Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Adjusted EBITDA methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received) and Non-GAAP Other Operating Expenses 44 included the benefit of Capex Allowance in the period in which it was received. Adjusted EBITDA now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic).

Transaction Overview Valuation benchmarking (2/2) 2023E Revenue Multiple Median: 2.9x Median: 2.3x Median: 4.3x 2023E Adj. EBITDA Multiple Sonder Implied Adj. Multiple at Median: 21.6x Median: 15.4x Median: 16.2x Target Margin of 20%: 6.7x NM NM NM NM Vertical Disruptors Digital Hospitality and Real Estate Upper Upscale Lodging Source: IBES, Bloomberg, Capital IQ, Company Filings; market data as of 11/2/2021 Note: Revenue used to calculate Sonder multiple reflects GAAP Revenue, and Adjusted EBITDA reflects a non-GAAP metric. Multiples greater than 50x are excluded as not meaningful (“NM”). All references to Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Adjusted EBITDA methodology prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received) and Non-GAAP Other Operating Expenses 45 included the benefit of Capex Allowance in the period in which it was received. Adjusted EBITDA now utilizes GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic).

Transaction Overview

Operational benchmarking

2017A – 2019A Revenue CAGR


117%
114%
85%
37%
33%
NA
Median: 61%
60%
45%
10%
9%
0%
Median: 10%
45%
8%
1%
Median: 8%
Sonder
CARVANA
lyft
airbnb
Uber
DOORDASH
Zillow
REDFIN
Expedia
Booking.com
tripadvisor
pebblebrook
Hilton
Marriott

2020A – 2023E Revenue CAGR


132%
55%
38%
37%
35%
33%
Median: 37%
59%
49%
39%
38%
37%
Median: 39%
49%
30%
27%
Median: 30%
Sonder
CARVANA
airbnb
Uber
DOORDASH
lyft
Zillow
REDFIN
tripadvisor
Booking.com
Expedia
pebblebrook
Hilton
Marriott

Vertical Disruptors | *Digital Hospitality and Real Estate* | *Upper Upscale Lodging*

Sonder

Source: IBES, Bloomberg, Capital IQ, Company Filings; market data as of 11/2/2021
Note: Revenue used to calculate Sonder CAGRs reflect GAAP Revenue. DoorDash revenue CAGR is not calculable for 2017A - 2019A because DoorDash 2017A figures are not disclosed. Revenue reflects the as reported numbers for historicals (except for Uber, which reflects restated revenue due to a change in accounting policies) and IBES estimates for projections.

46

Appendix

Appendix Audited Unaudited ($ in 000s) 2019 2020 1H 2021 Q3 2021 Revenue $142,910 $115,678 $78,827 $67,454 Cost of Revenue $124,866 $136,995 $82,950 $52,402 Audited GAAP Total Operating Expenses $189,147 $222,505 $131,860 $70,453 2019, 2020 financials Operating Income (Loss) ($171,103) ($243,822) ($135,983) ($55,401) & unaudited GAAP 1H 2021, Q3 2021 financials Other Income and Expenses $7,146 $6,171 $16,414 $9,050 Income (Loss) Before Provision of Income Taxes ($178,249) ($249,993) ($152,397) ($64,451) Provision for Income Taxes $0 $323 $93 $133 Net Income (Loss) ($178,249) ($250,316) ($152,490) ($64,584) 48

Appendix

Non-GAAP reconciliation

GAAP to Non-GAAP Bridges ($ in 000s)

	2019	2020	1H 2021	Q3 2021
Loss from operations	**$(171,103)**	**$(243,822)**	**$(135,983)**	**$(55,401)**
Operations & Support, General & Administrative, Research & Development and Sales & Marketing	$189,147	$222,505	$131,860	$70,453
Property Level Costs	$(33,666)	$(41,261)	$(27,873)	$(19,433)
Property Level Profit (Loss)	**$(15,622)**	**$(62,578)**	**$(31,996)**	**$(4,381)**
GAAP rent to Landlord Payments adjustment	$19,177	$4,916	$6,999	$5,706
Net Loss	**$(178,249)**	**$(250,316)**	**$(152,490)**	**$(64,584)**
Interest expense, net	$1,133	$6,402	$16,349	$13,279
Provision for income taxes	-	$323	$93	$133
Depreciation and amortization	$11,167	$16,969	$8,332	$4,357
EBITDA	**$(165,949)**	**$(226,622)**	**$(127,716)**	**$(46,815)**
Stock-based compensation	$3,380	$7,223	$16,601	$3,573
Other expenses (income), net	$6,013	$(231)	$65	$(4,229)
COVID-19 related offboardings	-	$9,875	-	-
Adjusted EBITDA	**$(156,556)**	**$(209,755)**	**$(111,050)**	**$(47,471)**
GAAP rent to Landlord Payments adjustment	$19,177	$4,916	$6,999	$5,706
Capex allowance realized[1]	-	-	$1,006	$1,915

Note: All references to Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA in this document are based on our revised methodology as of September 2021. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA methodologies prior to September 2021 utilized Non-GAAP rent (which accounted for the benefit of rent abatement in the period in which it was received). Additionally, Adjusted EBITDA prior to September 2021 included the benefit of Capex Allowance in Non-GAAP Other Operating Expenses in the period in which it was received. Property Level Profit (Loss) (PLP or PLL) and Adjusted EBITDA now utilize GAAP rent, which amortizes the benefit of both rent abatement and benefit of Capex Allowance over the term of the lease. Property Level Profit (Loss) (PLP or PLL) is now defined as loss from operations after adding back corporate-level expenses less Property Level Costs. Property Level Costs (PLC) are costs directly associated with guest-facing functions in each of Sonder's buildings. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Adjusted EBITDA is now defined as net loss excluding the impact of depreciation, stock-based compensation, and COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic). (1) Represents cash payments from real estate owners received for capital expenditure financing.

Sonder

49

Appendix

Risk Factors Summary

- Sonder's actual results may differ materially from its forecasts and projections.
- Sonder's results could be negatively affected by changes in travel, hospitality, real estate and vacation markets.
- Sonder may be unable to negotiate satisfactory leases or other arrangements to operate new properties, or onboard them in a timely manner, or renew or replace existing properties on satisfactory terms or at all.
- Delays in real estate development and construction projects related to Sonder's leases could adversely affect Sonder's ability to generate revenue from such leased buildings.
- Newly leased properties may generate revenue later than Sonder estimated, and may be more difficult or expensive to integrate into Sonder's operations than expected.
- Sonder's limited operating history and evolving business make it difficult to evaluate its future prospects and challenges.
- Sonder may be unable to effectively manage its growth.
- The COVID-19 pandemic and efforts to reduce its spread have had, and will likely continue to have, a negative impact on Sonder.
- Sonder has a history of net losses and may not be able to achieve or maintain future profitability.
- Costs relating to the opening, operation and maintenance of its leased properties could be higher than expected.
- Sonder depends on landlords to manage and maintain its properties.
- Sonder's long-term and fixed-cost leases limit its flexibility.
- Under certain circumstances, Sonder's leases are subject to early termination, which can be disruptive and costly.
- Sonder may be unable to attract new guests or generate repeat bookings.
- Sonder may be unable to introduce upgraded amenities, services or features for its guests cost-efficiently.
- Sonder operates in the highly competitive hospitality market.
- Sonder uses third-party distribution channels to list its units, and these channels have historically accounted for a substantial percentage of Sonder's bookings.
- Sonder's long-term success depends, in part, on Sonder's ability to expand internationally, and Sonder's business is susceptible to risks associated with international operations.
- Sonder's business depends on its reputation and the strength of its brand.
- Claims, lawsuits, and other proceedings could adversely affect Sonder's business.
- Sonder may be subject to liability or reputational damage for the activities of its guests or other incidents at Sonder's properties.
- Sonder is subject to claims and liabilities associated with potential health and safety issues and hazardous substances at properties.
- Sonder must attract and retain sufficient, highly skilled personnel and is subject to risks associated with the employment of hospitality personnel, including unionized labor.
- Sonder has identified material weaknesses in its internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of its consolidated financial statements.
- Sonder relies on third parties for important services and technologies, and their availability and performance are uncertain.
- Sonder's processing, storage, use and disclosure of personal data exposes it to risks of internal or external security breaches and could give rise to liabilities and/or damage to reputation.
- Failure to comply with privacy, data protection, consumer protection, marketing and advertising laws could adversely affect Sonder.
- Sonder faces risks related to Sonder's intellectual property.
- Sonder's business is highly regulated across multiple jurisdictions, including evolving and sometimes uncertain short-term rental and tax laws, which may limit Sonder's growth.
- Sonder's indebtedness and credit facilities contain financial covenants and other restrictions that may limit its operational flexibility or otherwise adversely affect its results of operations.
- Holders of Exchangeable Shares may have to pay income taxes as a result of their exchange for the Post-Combination Company's Common Stock.
- The price of the Post-Combination Company's common stock may fluctuate.
- Future resales of common stock after the consummation of the Business Combination may cause the market price of Post-Combination Company's securities to drop significantly, even if the Post-Combination Company's business is doing well.
- Because the post-combination company will become a publicly listed company by virtue of a merger as opposed to an underwritten initial public offering (which uses the services of one or more underwriters), less due diligence on the post-combination company may have been conducted.
- Public Stockholders of GM II will experience dilution as a consequence of, among other transactions, the issuance of Common Stock in the Business Combination (and the PIPE Investments).

Sonder

50